SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 19, 2003

BioSpecifics Technologies Corp.

(Exact name of registrant as specified in its charter)

Delaware	**File No. 0-19879**	**11-3054851**
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Wilbur Street, Lynbrook, New York 11563

(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(516) 593-7000**

Item 5. Other Events and Required FD Disclosure

On June 19, 2003, BioSpecifics Technologies Corp. (the "Company") entered into a financing transaction with Bio Partners LP, a private investor group, pursuant to which the Company sold to Bio Partners in a private placement (1) a $1.575 million convertible note (the "Note"), issued at face value, and (2) 295,312 shares (the "Shares") of Company common stock, issued at par value, or $.001 per share. The net proceeds to the Company were approximately $890,000, after the payment of expenses and repayment of $500,000 previously advanced to the Company by a partner of Bio Partners. The securities issued in the transaction have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration under the Act or in accordance with an applicable exemption from registration requirements.

The Note matures on June 19, 2005 and bears interest at a rate of 12% per annum. Interest-only payments under the Note are payable monthly in arrears and the entire principal amount is payable at maturity. Up to $1,141,875 aggregate principal amount of the Note is convertible into the Company's common stock at any time, at a conversion price of $2.50 per share, subject to customary adjustments. The Note also contains restrictions on the Company's ability to incur debt as long as the Note is outstanding. The Note is secured by a pledge of substantially all of the assets of the Company and the Company's New York subsidiary, Advance Biofactures Corporation ("ABC"). In addition, ABC has guaranteed the obligations of the Company under the Note and our chairman, Edwin H. Wegman, has personally guaranteed 50% of the obligations of the Company under the Note. The Company has also agreed to register under the Act the Shares and the common stock issuable upon conversion of the Note.

As discussed in the Company's May 20, 2003 filing on Form 8-K (the "8-K"), the Company has for the past several months operated with limited cash reserves. Management estimates that the proceeds from the transaction described above should be sufficient to fund the Company's operations until the end of 2003, and initiate, in a limited fashion, the Cordase™ Phase 3 clinical trials for the treatment of Dupuytren's disease, the protocol for which has been approved by the FDA. Some clinical funding for these trials has also been received from the FDA by the investigators. However, the funds available today will have only a limited application to the Cordase™ trials, which require substantial additional funds for completion.

With respect to the ability to fund operations until the end of 2003, management's estimates and projections assume that, among other things:

- the Company obtains Food and Drug Administration ("FDA") approval of its production facilities by August 2003;

- the Company sells quarantine inventory to Abbott Laboratories upon FDA approval of its production facilities;

- the Company receives in August 2003 a tax refund of approximately $425,000; and

- by the end of July 2003, the Company's chairman repays to the Company $325,000 of the amount he and his affiliate owe the Company. Our chairman has indicated that he intends to refinance the mortgage on the Company's administrative headquarters in Lynbrook, New York, which headquarters is owned by the affiliate of our chairman, and use the proceeds of the refinancing to repay this $325,000 to the Company.

If any of the assumptions on which the projections above are based do not occur, the Company may not be able to fund its operations past the next several months and may not be able to obtain any additional financing to meet any cash flow shortfalls. In addition, the Company may not be able to obtain financing to provide sufficient liquidity for the Company beyond the end of 2003.

As also discussed in the 8-K, the Company has not yet filed its Form 10-KSB for the year ended January 31, 2003 or its Form 10-QSB for the quarter ended March 31, 2003. The Company expects to file these reports by the end of June 2003.

This report on Form 8-K contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and future financial results. We use words such as "anticipates", "believes", "plans", "expects", "future", "intends", "may", "will", "should", "estimates", "predicts", "potential", "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in our periodic and other filings with the SEC. These factors include, among other things:

- our ability to obtain financing to fund our short-term and long-term needs;

- our ability to obtain FDA approval of our production facilities;

- our liquidity in light of the depletion of our stockpiled inventory and our inability to distribute quarantine inventory in the U.S. unless and until the FDA approves our production facilities;

- our estimate of the timing of receipt by the Company of any tax refunds; and

- our chairman's ability to repay amounts owed to the Company.

The foregoing list of factors is not exhaustive; you should carefully consider the foregoing factors and other uncertainties and potential events. Further, any forward looking statement or statements speak only as of the date on which such statements were made, and we undertake no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which such statement or statements were made.

Item 7. Financial Statements and Exhibits

Exhibits Filed Index

10.20   12% Senior Secured Convertible Note dated June 19, 2003 between BioSpecifics Technologies Corp. and Bio Partners LP.

10.21   Securities Purchase Agreement dated June 19, 2003 between BioSpecifics Technologies Corp., Advance Biofactures Corporation, and Bio Partners LP.

10.22   Investor Rights Agreement dated June 19, 2003 between BioSpecifics Technologies Corp. and Bio Partners LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOSPECIFICS TECHNOLOGIES CORP.

Dated: June 19, 2003

By: /s/ ALBERT HORCHER
     Name: Albert Horcher
     Title: Principal Accounting Officer

EXHIBIT 10.20

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOT HAVE BEEN REGISTERED WITH THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "'33 ACT'"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE '33 ACT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

$1,575,000 June 19, 2003

BIOSPECIFICS TECHNOLOGIES CORP.
12% SENIOR SECURED CONVERTIBLE NOTE

For value received, BIOSPECIFICS TECHNOLOGIES CORP., a Delaware corporation (the "Company"), promises to pay to the order of BIO PARTNERS LP, a Delaware limited partnership (the "Investor"), the principal sum of ONE MILLION FIVE HUNDRED SEVENTY-FIVE THOUSAND DOLLARS ($1,575,000) with interest as described below. Said principal and accrued interest shall be paid by the undersigned in lawful money of the United States of America pursuant to the terms of this note (this "Note") as follows. A Definitions section appears as Section 9 of this Note.

1. TERMS.

(a) Payment of Principal and Interest. The Company shall pay interest to the Investor on the aggregate unconverted and then outstanding principal amount of this Note at the rate of Twelve Percent (12%) per annum, payable monthly in arrears on the first day of each calendar month (or if such day is not a business day, on the next succeeding business day), commencing on July 1, 2003. The outstanding principal amount of this Note and any remaining interest or other payments due hereunder shall be due and payable on or before June 19, 2005 (the "Maturity Date").

(b) Late Fee. If the Company does not make any payment under this Note when due, the Company shall be required to pay a late fee equal to five percent (5%) of the amount of such late payment.

(c) No Pre-Payment Penalty. This Note may be prepaid in part or in full with accrued interest without penalty at any time.

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2. EVENTS OF DEFAULT.

(a) "Event of Default" means the occurrence of any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body) and for which no notice or demand shall be required on the part of the Investor:

(i) any default in the payment of principal, interest or any other payment due under this Note as and when the same becomes due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) and such failure is not cured within ten (10) days;

(ii) a Bankruptcy Event;

(iii) the Company fails for any reason to deliver a certificate evidencing any Conversion Shares to the Investor within the time provided in Section 5(c) hereof or the exercise or conversion rights of the Investor pursuant to the Transaction Documents are otherwise suspended (including by reason of public document filed by the Company of its intention to no longer honor conversions of the Note) for any reason;

(iv) the Company fails to have available a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock available to issue Conversion Shares upon any conversion hereunder;

(v) the Company fails to make any cash payment required under the Transaction Documents and such failure is not cured within ten (10) days;

(vi) the Company or any direct or indirect Subsidiary has breached any representation or warranty, as of the date such representation or warranty was made or covenant under any Transaction Document in any material respect (other than those covered by clauses (i), (ii), (v), (viii); (ix) and (x) of this Section, for which no materiality standard shall apply) or otherwise defaults in the timely performance of any other obligation under the Transaction Documents and such default continues uncured for a period of fifteen (15) days. Notwithstanding the foregoing, the foregoing "material respect" standard for such a breach shall not apply to any representation, warranty or covenant which is qualified by a materiality or "Material Adverse Effect" standard;

(vii) the Company (for itself or for any direct or indirect Subsidiary, as the case may be) fails to inform the Investor promptly but in no event more than three business days after the occurrence of an Event of Default or event requiring cure to avoid an Event of Default;

(viii) Edwin Wegman or Thomas Wegman has breached any representation or warranty contained in that certain representation letter of even date herewith from them to Investor concerning intellectual property issues;

(ix) Any default occurs with respect to the Korpodeko Loan that remains uncured for ten (10) days; or

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          (x) a default by the Company under Section 4.18 of the Purchase Agreement.

     (b) At any time or times following the occurrence of an Event of Default, the Investor shall have the option to elect, by notice to the Company (an "Event Notice"), to accelerate the unpaid and unconverted principal and interest due hereunder and require the Company to pay an amount equal to the then outstanding principal amount of the Note plus any accrued and unpaid interest thereon. The Company shall pay such relevant amount to the Investor no later than the third Trading Day following the date of delivery of the Event Notice.

     (c) Subsequent to the delivery of an Event Notice pursuant to the terms hereof, the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Investor may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Any Event Notice may be rescinded and annulled by the Investor at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereto.

3. SECURITY INTERESTS AND GUARANTIES. The Company's obligations under this Note shall be secured by: (i) a guaranty from Edwin Wegman in favor of the Investor, subject to certain limitations described in the Guaranty, which in turn shall be secured by a first priority perfected security interest of the Investor in One Hundred Ninety-Six Thousand Six Hundred Sixty-Nine (196,669) Shares of Common Stock owned by Edwin Wegman, (ii) a first priority perfected security interest in all assets of the Company and its direct and indirect Domestic Subsidiaries and (iii) a full guaranty from ABCNY, subject to shareholder approval.

 4. PROHIBITION AGAINST STOCK OR SECURITY PRIORITIES. Except as disclosed in Schedule 3.19 of the Purchase Agreement, so long as there are any obligations outstanding under this Note, no indebtedness of the Company is or shall become senior to this Note in right of payment, whether with respect of interest, damages or upon liquidation or dissolution or otherwise. The Company will not, and will not permit any Person to, directly or indirectly, enter into, create, incur or assume any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom, that is senior in any respect to the Company's obligations under this Note.

5. CONVERSION RIGHTS AND PROCEDURES.

     (a) At any time prior to the Maturity Date, the Investor shall be entitled, at its option, subject to the terms of this Note, to have up to One Million One Hundred Forty-One Thousand Eight Hundred Seventy-Five Dollars ($1,141,875) (the "Conversion Cap") of the outstanding principal amount of this Note converted into shares of Common Stock. The number of shares of Common Stock to be received by the Investor upon conversion shall equal to the principal amount of the Note to be converted (not to exceed in the aggregate for all such conversions the Conversion Cap) divided by the Conversion Price, subject to adjustment as provided herein.

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(b) The Investor may convert principal under this Note into Common Stock at any time from and after the date hereof, by delivering to the Company a completed and signed form of conversion notice (the "Conversion Notice") in the form of Schedule 1 attached hereto and this original Note (or any original Note hereafter delivered to Investor as contemplated by Section 5(d) of this Note). The business day next succeeding the date on which the Company receives the Conversion Notice and the appropriate original Note shall be the "Conversion Date."

(c) Upon conversion of all or any portion of this Note, the Company shall promptly (but in no event later than five (5) Trading Days after the Conversion Date): issue or cause to be issued and cause to be delivered to or upon the written order of the Investor and in such name or names as the Investor may designate a certificate for the Conversion Shares issuable upon such conversion which, unless required by the Purchase Agreement or applicable law, shall be free of any restrictive legend. The Investor shall be deemed to have become holder of record of such Conversion Shares as of the Conversion Date.

(d) To effect conversions hereunder, the Investor shall be required to physically surrender this Note to the Company, at which time the Company shall reissue a new note reflecting the lowering of the outstanding principal amount of this Note in an amount equal to the applicable conversion.

(e) The Company's obligations to issue and deliver Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Investor to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Investor or any other person of any obligation to the Company or any violation or alleged violation of law by the Investor or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Investor in connection with the issuance of such Conversion Shares.

(f) If by the seventh Trading Day after a Conversion Date the company fails to deliver to the Investor such certificate or certificates in the manner required pursuant to Section 6(b), then the Company shall pay to the Investor, in cash, as liquidated damages and not as a penalty, five one- hundredths of one percent (.05%) of the principal amount being converted for each Trading Day thereafter until such certificates are delivered. Nothing herein shall limit the Investor's right to pursue actual damages or declare an Event of Default pursuant to Section 2 of this Note concerning the non-delivery of such certificates after seven (7) Trading Days, and the Investor shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of such rights shall not prohibit the Investor from seeking to enforce damages pursuant to any other Section of this Note or under applicable law.

(g) No fractional shares or scrip shall be issued upon conversion of this Note. The value of any fractional shares shall be paid in cash to the Investor.

(h) The certificates representing shares of Common Stock issuable upon conversion, if any, shall have endorsed thereon any legend required under the federal or state securities laws.

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6. RESERVATION OF CONVERSION SHARES. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Conversion Shares as required hereunder, the number of Conversion Shares that are then issuable and deliverable upon the conversion of this Note (taking into account the adjustments made in Section 7), free from preemptive rights or any other contingent purchase rights of Persons other than the Investor. The Company covenants that all Conversion Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.

7. CERTAIN ADJUSTMENTS.

        (a) Stock Dividends and Splits. If the Company, at any time while this Note is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.

        (b) Pro Rata Distributions. If the Company, at any time while this Note is outstanding, distributes to all holders of Common Stock and not to the Investor (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in which case, "Distributed Property"), then upon any conversion of this Note that occurs after such record date, the Investor shall be entitled to receive, in addition to the Conversion Shares otherwise issuable upon such conversion, the Distributed Property that the Investor would have been entitled to receive in respect of such number of Conversion Shares had the Investor been the record holder of such Conversion Shares immediately prior to such record date.

        (c) Fundamental Transactions. If, at any time while this Note is outstanding: (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) a Change of Control occurs (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Note, the Investor shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such

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Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternative Consideration"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Investor shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Investor a new note consistent with the foregoing provisions and evidencing the Investor's right to convert such note into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that this Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(d) Notice of Corporate Events. If the Company: (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Investor a notice describing the material terms and conditions of such transaction, at least ten (10) business days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Investor is given the practical opportunity to convert this Note prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, the Company shall promptly notify (but in any case no less than ten (10) days) the Investor prior to the date a Change of Control is likely to occur.

(e) Change of Control. In addition to any other rights the Investor may have after receiving notice that a Change of Control is likely to occur, the Investor shall have ten (10) days to notify the Company that all amounts outstanding under this Note are immediately due and payable.

8. MISCELLANEOUS.

(a) Severability. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under

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applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

(b) Parties in Interest. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective legal representatives, successors and assigns of the parties hereto whether so expressed or not.

(c) Notices. Any notice, demand, request or other communication required to be given pursuant to this Note shall be in writing and shall be delivered in accordance with the notice provisions of the Purchase Agreement to the addressees listed therein.

(d) No Waiver. No failure to exercise and no delay in exercising any right, power or privilege granted under this Note by the Investor shall operate as a waiver of such right, power or privilege. No single or partial exercise of any right, power or privilege granted to the Investor under this Note shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Investor provided in this Note are cumulative and are not exclusive of any rights or remedies provided by law.

(e) No Amendment. This Note may be modified or amended only by a writing signed by the Company and by the Investor.

(f) Construction. This Note shall be governed by and construed in accordance with the procedural and substantive laws of the State of New York without regard for its conflicts-of-laws rules. The Company agrees that it may be served with process in the State of New York and any action for breach of this Note prosecuted against it in the courts of that State.

(g) Assignment. This Note and the obligations hereunder shall not be assignable or transferable by the Investor. Subject to the preceding sentence, this Note shall be binding upon, inure to the benefit of and be enforceable by the Company and ACNY and the Investor and their respective permitted successors and assigns.

(h) Specific Performance. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Investor will be entitled to specific performance of the obligations of the Company hereunder. The Company agrees and acknowledges that monetary damages may not be adequate compensation for any loss incurred by the Investor by reason of breach of its obligations described herein and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

(i) Costs. In case any principal of or interest on this Note is not paid when due, the Company shall be liable for all costs of enforcement and collection of this Note incurred by the Investor, including reasonable attorney fees, disbursements, and court costs.

(j) Usury. Notwithstanding any provision to the contrary contained in this Note, it is expressly agreed and provided that the total liability of the Company under this Note for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the "Maximum Rate"),

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and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under this Note exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to this Note is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate of interest applicable to this Note from the effective date forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to the Investor with respect to indebtedness evidenced by this Note, such excess shall be applied by the Investor to the unpaid principal balance of any such indebtedness.

9. DEFINITIONS. In addition to any terms defined elsewhere in this note (this "Note") capitalized terms that are not otherwise defined herein that are defined in the Securities Purchase Agreement, of even date herewith (the "Purchase Agreement"), between the Investor and the Company have the meanings given to such terms in the Purchase Agreement .

        "Bankruptcy Event" means any of the following events: (a) the Company commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company; (b) there is commenced against the Company any such case or proceeding that is not dismissed within 30 days after commencement; (c) the Company is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 30 days; (e) the Company makes a general assignment for the benefit of creditors; or (g) the Company, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing. For purposes of this definition only, "Company" shall refer to the Company and any of its direct or indirect Subsidiaries.

        "Change of Control" means the occurrence of any of the following in one or a series of related transactions or events: (i) the sale transfer or assignment (other than pursuant to a pledge so long as such pledge has not been foreclosed upon, in which event a Change of Control shall be deemed to have occurred) of substantially all Shares of Common Stock owned by Edwin H. Wegman (other than as a result of his death); (ii) individuals who, as of the date hereof, constitute the Company's board of directors (the "Board"), together with any other director whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of a majority of the directors then in office who were either directors as of the date hereof, or whose election or nomination was previously so approved, cease for any reason to constitute a majority of the board; (iii) a merger, consolidation or business combination of the Company or a sale of all or substantially all of the assets of the Company in connection with which the Company is not the surviving entity of or if following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction do not continue to hold at least half of the voting rights and equity interests in of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Company that constitutes or results in a

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transfer of more than 50% of the voting rights or equity interests in the Company; or (v) the execution by the Company or Edwin H. Wegman of an agreement providing for any of the foregoing events.

"Conversion Price" means Two and Fifty One-Hundredths Dollars ($2.50).

"Trading Day" means (a) any day on which the Common Stock is traded in its primary Trading Market, or (b) if the Common Stock is not then listed or quoted for trading on a Trading Market, then a day on which trading occurs on the New York Stock Exchange (or any successor thereto).

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        IN WITNESS WHEREOF, the Company has caused this Note to be duly
executed by a duly authorized officer as of the date first above written.

                    BIOSPECIFICS TECHNOLOGIES CORP.

                    By:

                        Edwin H. Wegman, President

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EXHIBIT A -CONVERSION NOTICE

The undersigned hereby elects to convert the principal amount of the Note set forth below into shares of common stock, $.001 par value per share (the "Common Stock"), of BioSpecifics Technologies Corp. according to the conditions hereof, as of the date written below. No fee will be charged to the undersigned for any conversion.

Conversion Calculations:

Date to Effect Conversion

Principal amount of Note owned prior to conversion

Principal amount of Note to be Converted

Number of shares of Common Stock to be issued

Applicable Conversion Price

Principal amount of Note owned
subsequent to Conversion under this Notice

BIO PARTNERS LP, a Delaware limited partnership

By: Bio Management, Inc. a Delaware corporation

    By:

    Name:

    Title:

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EXHIBIT 10.21

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated June 19, 2003, is made by and between BIOSPECIFICS TECHNOLOGIES CORP., Inc., a Delaware corporation (the "Company") and ADVANCE BIOFACTURES CORP., a New York corporation ("ABC-NY") and BIO PARTNERS LP, a Delaware limited partnership (the "Investor").

RECITALS

        A. The Company wishes to obtain certain financing from Investor.

        B. Investor is willing, on the terms contained in this Agreement, to purchase a 12% Senior Secured Convertible Note of the Company, in the principal amount of $1,575,000 having the characteristics set forth in the form of convertible note, attached hereto as Exhibit A (the " Note")and (ii) shares of Common Stock of the Company as further described in this Agreement.

ARTICLE I

DEFINED TERMS

        The following terms, when used in this Agreement, have the following meanings, unless the context otherwise indicates:

        "33 Act" means the Securities Act of 1933, as amended, or any similar federal law then in force and the regulations promulgated thereunder.

        "34 Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force and the regulations promulgated thereunder.

        "Affiliate" means, with respect to any specified Person, (1) any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person, (2) any other Person who is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, of the specified Person or a Person described in clause (1) of this paragraph, (3) another Person of whom the specified Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (4) another Person in whom the specified Person has a substantial beneficial interest or as to whom the specified Person serves as trustee or in a similar capacity, or (5) any relative or spouse of the specified Person or any of the foregoing Persons.

        "Bylaws" means the bylaws of the Company, as amended.

        "Certificate of Incorporation" means the certificate of incorporation of the Company, as originally filed with the Delaware Secretary of State together with all amendments thereto.

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          "Closing" and "Closing Date" mean the consummation of the Company's
sale and the Investors' purchase of the Securities.

          "Commission" means the United States Securities and Exchange
Commission.

          "Common Stock" means the $.001 par value common stock of the Company.

          "Conversion Shares" means the Shares issuable upon conversion of the
Note.

          "Demand Notes" means, collectively, the promissory notes due on demand
made by the Company in favor of Jeffrey K. Vogel (1) dated April 9, 2003 in the
principal amount of $100,000; (2) dated May 7, 2003 in the principal amount of
$100,000; (3) dated May 22, 2003 in the principal amount of $100,000; (4) dated
May 28, 2003 in the principal amount of $20,000; (5) dated May 29, 2003 in the
principal amount of $45,000: (6) dated June 5, 2003 in the principal amount of
$65,000; and (7) dated June 16, 2003 in the principal amount of $70,000.

          "Domestic Subsidiary" means any Subsidiary organized under the laws of
a state of the United States.

          "Draft Form 10-K" means that certain draft Annual Report on Form 10-KSB
of the Company for the year ended January 31, 2003 delivered to the Investor's
counsel on May 15, 2003, to be filed as such draft may be amended with the
Securities and Exchange Commission.

          "Employee Benefit Plan" means any plan regulated under the Employee
Retirement Income Security Act of 1974, as amended ("ERISA").

          "FDA Exception" means the facts and circumstances related to the lack
of a Food and Drug Administration license of the Company's Curacao facility,
which has resulted in the Company's inability to sell finished product in the
United States and has materially negatively impacted the Company's cash flow and
ability to continue as a going concern without additional financing.

          "Foreign Subsidiary" means any Subsidiary organized under the laws of
(i) any possession or territory of the United States, or (ii) any jurisdiction
outside of the United States.

            "Knowledge" shall mean and include (a) actual knowledge of the
Person ; provided that, with respect to the Company, knowledge shall mean the
actual knowledge of the chief executive officer and chief financial officer, or
persons having similar responsibilities, and (b) that knowledge which a prudent
businessperson described in clause (a) of this definition would have obtained in
the management of his business.

          "Korpodeko Assets" means those assets of the Company and its
Subsidiaries securing the obligations of Advance Biofactures of Curacao, B.V., a
Subsidiary of the Company (the "Curacao Subsidiary"), as borrower with respect

                                       2

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to that certain loan (the "Korpodeko Loan") in the principal amount of 819,000 Antilles Guilders from STICHTING KORPORASHON PA DESAROYO DI KORSOU ("Korpodeko") to the Curacao Subsidiary, pursuant to that certain loan agreement, dated August 6, 2001, as supplemented by that certain letter agreement, dated May 13, 2003 between the Curacao Subsidiary and Korpodeko.

"Purchased Shares" is defined in Section 2.1 of this Agreement.

"Securities" means the Note, the Purchased Shares and the Conversion Shares.

"SEC Filings" means any Company filing required under the '34 Act for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material).

"Shares" means any shares of the Company's Common Stock.

"Subsidiary" or "Subsidiaries" of any entity means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions are at the time directly or indirectly owned or controlled by such entity or one or more Subsidiaries of such entity.

"Trading Market" means any of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market.

"Transaction Documents" means this Agreement, the Note, the Investor Rights Agreement between the Company and the Investor (the "Investor Rights Agreement"), the Guaranty from Edwin Wegman ("Wegman") to Investor (the "Guaranty"), the Pledge Agreement, made by Wegman in favor of the Investor (the "Pledge"); the Security Agreement made by the Company in favor of the Investor(the "Security Agreement"), the Fee Agreement, dated as of January 21, 2003 (the "Fee Agreement") between the Company and Jeffrey Vogel, the Finder's Fee and Break-Up Fee Letter Agreement, dated April 9, 2003, between the Company and Jeffrey Vogel (the "Finder's Fee Agreement"); the Guaranty from ABC-NY to Investor ("ABC-NY") and any other documents or agreements executed or to be executed in connection with the transactions contemplated under any Transaction Document, including any amendment or restatement of any Transaction Document.

"Additional defined terms are found in the body of the following text.

The masculine form of words includes the feminine and the neuter and vice versa, and, unless the context otherwise requires, the singular form of words includes the plural and vice versa. The words "herein," "hereof," "hereunder," and other words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular section or subsection. The use of the term "including" shall be deemed to incorporate the phrase "including, by way of example and not of limitation."

3

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ARTICLE II

PURCHASE AND SALE TERMS

        Section 2.1. Purchase and Sale. Subject to the terms of this Agreement,
the Company shall issue and sell to the Investor, and the Investor shall
purchase from the Company at the Closing, the Note in the principal amount of
$1,575,000 for an aggregate purchase price of One Million Five Hundred
Seventy-Five Thousand Dollars ($1,575,000). In addition, subject to the terms of
this Agreement the Company shall issue and sell to the Investor, and the
Investor shall purchase from the Company at the Closing, Two Hundred Ninety-Five
Thousand Three Hundred Twelve (295,312) shares of Common Stock (the "Purchased
Shares") at a price per Share of $.001 and an aggregate purchase price of Two
Hundred Ninety-Five and Thirty-Two One Hundredths Dollars ($ 295.32).

        Section 2.2. Payment. Except as provided below, the Investor shall pay
the Company the purchase price of the Securities in full at the Closing by wire
transfer of immediately available funds.

        The Company acknowledges that, pursuant to the Demand Notes, the
Company borrowed an aggregate of $500,000 from Jeffrey K. Vogel, the sole
shareholder of the general partner of the Investor and, individually, a limited
partner of the Investor. At the Closing and simultaneously with the delivery of
the remainder of the aggregate purchase price, $1,075,295.32, the Company shall
pay the interest accrued under the Demand Notes to Mr. Vogel and the $500,000 of
principal outstanding under the Demand Notes shall be treated as an advance on
the purchase price of the Note due hereunder. The Company's accountants shall
reflect such treatment in the books and records of the Company. The Investor, on
behalf of Jeffrey K. Vogel, shall deliver all such Demand Notes to the Company
for cancellation at the Closing, subject to payment by the Company of the
interest accrued under the Demand Notes to Jeffrey K. Vogel.

        Section 2.3. Transfer Legends and Restrictions. Investor shall not be
permitted to transfer the Note except to exercise its conversion rights as set
forth in the Transaction Documents. The Note shall be imprinted with a legend in
substantially the following form (unless otherwise permitted under this Section
or unless the Note shall have been effectively registered and sold under the '33
Act and the applicable state securities laws):

        "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE '33 ACT. IT MAY NOT BE
        OFFERED OR TRANSFERRED BY SALE, ASSIGNMENT, PLEDGE OR OTHERWISE UNLESS
        (I) A REGISTRATION STATEMENT FOR THE NOTE UNDER THE '33 ACT IS IN
        EFFECT OR (II) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE '33
        ACT. THIS NOTE IS SUBJECT TO FURTHER TRANSFER RESTRICTIONS CONTAINED IN
        THAT CERTAIN SECURITIES PURCHASE AGREEMENT OF DATED JUNE ____, 2003, A
        COPY OF WHICH IS AVAILABLE AT THE OFFICES OF THE COMPANY."

                                      4

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        The certificate representing the Purchased Shares (and the Conversion
Shares, if any) shall be imprinted with a legend in substantially the following
form:

        "THE SHARES OF COMMON STOCK EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN
        REGISTERED UNDER THE '33 ACT. THESE SHARES MAY NOT BE OFFERED OR
        TRANSFERRED BY SALE, ASSIGNMENT, PLEDGE OR OTHERWISE UNLESS PURUSANT TO
        (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE '33 ACT OR (II) AN
        EXEMPTION FROM REGISTRATION UNDER THE '33 ACT."

        The requirement that the foregoing legends be placed upon certificates
evidencing any such securities shall cease and terminate upon the earliest of
the following events: (i) when such shares are transferred in a public offering
under the `33 Act, (ii) when such shares are transferred pursuant to Rule 144
under the `33 Act or (iii) when such shares are transferred in any other
transaction if the Investor delivers to the Company an opinion of its counsel,
which opinion shall be reasonably satisfactory to the Company, or a "no-action"
letter from the staff of the Commission, in either case to the effect that such
legend is no longer necessary in order to protect the Company against a
violation by it of the '33 Act upon any sale or other disposition of such
securities without registration thereunder. Upon the occurrence of any event
requiring the removal of a legend hereunder, the Company, upon the surrender of
certificates containing such legend, but in no event later than five (5)
business days after the delivery of such certificates to the Company, shall, at
its own expense, deliver to the holder of any such securities as to which the
requirement for such legend shall have terminated, one or more new certificates
evidencing such securities not bearing such legend.

                                 ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except with respect to Sections 3.1 and 3.3, the "Company" as used in
this Article III shall mean the Company and each of its Subsidiaries, as if each
of them were making the representations and warranties in this Article III
individually. All such representations and warranties are being made by the
Company as to itself and as to each of its Subsidiaries, Except as set forth
herein or in the Schedules attached to this Agreement, the Company represents
and warrants to the Investor, at and as of the Closing that:

        Section 3.1. Corporate Existence. The Company and its Subsidiaries are
each a corporation duly incorporated, or other duly formed organization validly
existing and in good standing (or such similar status of an organization
organized under the laws of a jurisdiction) under the laws of their jurisdiction
of formation and each has all requisite power and authority to conduct its
business and own its properties as now conducted and owned. Schedule 3.1 is a
true and correct certified copy of the Certificate of Incorporation, with all
amendments. The Company and its Subsidiaries are each qualified as a foreign
corporation to do business in all jurisdictions in which the nature of its

                                     5

<PAGE>

properties and business requires such qualification and in which noncompliance with such qualification would reasonably be expected to have a material adverse effect on the business, assets, or financial condition of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect").

Section 3.2. Power and Authority; No Conflict. The Company has all requisite power and authority, and has taken all required corporate and other action necessary to permit it to own and hold properties to carry on its current business, to execute and deliver this Agreement, to issue and sell the Securities as herein provided and otherwise to carry out the terms of this Agreement and all other documents, instruments, or transactions required by this Agreement, and none of such actions will violate any provision of the Company's Bylaws or Certificate of Incorporation, or result in the breach of or constitute a default under any material agreement or instrument to which the Company or a Subsidiary is a party or by which it is bound or result in the creation or imposition of any material lien, claim or encumbrance on any Company asset. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery hereof by the Investor) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to creditors' rights or creditors' remedies generally and (ii) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefore may be brought. Neither this Agreement nor any other Transaction Document gives any Person rights to terminate any agreements with the Company or otherwise to exercise rights, including preemptive rights, against the Company.

Section 3.3. Subsidiaries. Schedule 3.3 contains a full and complete list of all directly and indirectly owned Subsidiaries of the Company, each Subsidiary's jurisdiction of organization, principal business address, and the percentage of ownership of such Subsidiary by the Company or one or more of its other Subsidiaries. Except as set forth on Schedule 3.3, the Company owns all the outstanding equity interests of each of its Subsidiaries and no Person controls (as defined in the '34 Act) any of the Company's Subsidiaries other than the Company, has any pre-emptive rights or other rights requiring the issuance of additional Subsidiary shares to such Person. Except as disclosed on Schedule 3.3, the Company has not pledged or otherwise encumbered the stock it owns of any Subsidiary.

Section 3.4. Litigation. There are no suits, proceedings or investigations pending or to the Company's Knowledge, threatened against or affecting the Company or, to the Company's Knowledge, an officer or director of the Company which could reasonably be expect to have a Material Adverse Effect or materially adversely affect the ability of any officer or director to participate in the affairs of the Company, or which concern the transactions contemplated by the Agreement.

Section 3.5. Licenses; Compliance with Laws, Other Agreements, etc. Except for the FDA Exception, the Company has all material franchises, permits, licenses, and other rights that it currently deems necessary for the conduct of

<PAGE>

its business as currently conducted and it knows of no basis for the denial of such rights in the future. The Company is not in violation of any order or decree of any court, or of the provisions of any material contract or agreement to which it is a party or by which it may be bound, or, to its Knowledge, of any law, order, or regulation of any governmental authority (except as provided in Section 3.14), and neither this Agreement nor the transactions contemplated hereby will result in any such violation, except in each case for such violations that would not reasonably be expected to have a Material Adverse Effect.

Section 3.5.1. Intellectual Property Rights and Government Approvals.

(a) Schedule 3.5.1 is a true and complete list and summary description of all patents, trademarks, service marks, trade names, registered copyrights , and any and all applications for the foregoing, all licenses and rights to use the foregoing, and all trade secrets and similar proprietary information owned by the Company or its Subsidiaries, including unregistered copyrighted material necessary or required to conduct their respective businesses as now conducted and as described in its Securities Filings and Section 5.4(a) of this Agreement (collectively, the "Company IP"). To the Knowledge of the Company, the Company IP consists of all the intellectual property rights necessary or required to enable the Company and its Subsidiaries to conduct their respective businesses as now conducted and as described in its Securities Filings and Section 5.4(a) of this Agreement. Notwithstanding anything to the contrary contained herein or in any other Transaction Document, All Company IP is owned by the Company or ABC-NY as listed by entity on Schedule 3.5.1 and no other Subsidiary has any rights or interest in or any claim to any Company IP, except that Advance Biofactures of Curacao N.V, a Netherlands Antilles company (AB-Curacao"). is a party to certain foreign patent applications as indicated on Schedule 3.5.1. Prior to the date hereof, BSTC has caused AB-Curacao to file with the United States Patent and Trademark Office, and ABC-NY has cooperated in such action and executed, as necessary, all documents required to evidence the transfer of all Company IP assigned and sold by AB-Curacao to ABC-NY pursuant to that certain Assignment of Intellectual Property, dated as of June 5, 2003 (the "IP Assignment"). BSTC or ABC-NY has delivered copies of such filings to the Investor prior to the date hereof and shall deliver copies of all recorded documents to Investor upon receipt.

Notwithstanding anything to the contrary contained in the IP Assignment, AB-Curacao has assigned all licenses, sublicenses, agreements or permissions related to the Company IP assigned under the IP Assignment and the assignment of the foregoing items related to the Company IP did not and does not violate any provision of such items or any law, judgment or order applicable to such assigned items or their assignment.

(b) To the Knowledge of the Company, none of the patents owned or licensed by the Company or its Subsidiaries is unenforceable or invalid, and none of the patent applications owned or licensed by the Company has been challenged by any Person (excluding for the avoidance of doubt challenges in connection with patent prosecution by the United States Patent and Trademark Office or similar foreign authorities).

(c) The Company's and its Subsidiaries' patents disclose patentable subject matter and their respective patent applications disclose useful information and there are no inventorship challenges, nor has any interference been declared or provoked, nor is any material fact known with respect to such patents and patent applications that would preclude the issuance of patents with respect to such applications or would render such patents invalid or unenforceable.

(d) The Company and its Subsidiaries are not in breach of and have complied with, all terms of any license or other agreement relating to its patents and patent applications. To the extent Company's or its Subsidiaries' patents and patent applications are sublicensed to the Company or its Subsidiaries by a third party, each of their sublicensed rights shall continue in full force and effect if the principal third party license terminates for any reason.

(e) The Company's and its Subsidiaries' patents disclose and claim patentable subject matter and their respective patent applications disclose useful information under the United States patent laws encompassing the Company's and its Subsidiaries' existing products and products under development to the extent the Company and/or its counsel has determined that any such products should be patented or that a patent application should be filed.

(f) the Company and its Subsidiaries have complied with the required duty of candor and good faith in dealing with the United States Patent and Trademark Office ("PTO"), including the duty to disclose to the PTO all information believed to be material to the patentability of the Company's and its Subsidiaries' patents and pending patent applications.

(g) Except for such Company IP identified in the IP Assignment, the Company, its Subsidiaries and, to the Company's knowledge, its licensors, as appropriate, are identified in the records of the PTO as the holders of record of its trademarks, servicemarks, patents and patent applications and no other Person has any rights, title or interest in such trademarks, servicemarks, patents and patent applications.

(h) Neither the Company nor its Subsidiaries have received any notice of infringement or other complaint that the Company's operations infringe rights of others in any patents, trademarks, service marks, trade names, trade secrets, copyrights or licenses in the foregoing or any other proprietary rights nor does the Company have a reasonable belief that there has been any such infringement.

(i) To the Company's Knowledge, no person employed by the Company or its Subsidiaries has wrongfully employed any trade secrets or any confidential information or documentation proprietary to any former employer in connection with the Company's business, and no person employed by the Company has violated any confidential relationship that such person may have had with any third party in connection with the Company's business.

(j) The Company has the right and authority to utilize the processes, systems and techniques presently employed by it in the design, development and manufacture of its present products and all of its other products contemplated in its Securities Filings and as described in Section 5.4(a) of this Agreement and all rights to any processes, systems and techniques which are Company IP developed by any employee or consultant of the Company or its Subsidiaries have been assigned to the Company.

<PAGE>

(k) No royalties, honorariums or fees are or will be payable by the Company to other persons by reason of the ownership or use by the Company of Company IP. To the Company's Knowledge, no officer, director, shareholder or employee of the Company or its Subsidiaries owns or holds, directly or indirectly, any interests in any Company IP.

(l) To the Knowledge of the Company, the Company and its Subsidiaries have all material governmental approvals, authorizations, consents, licenses and permits necessary or required to conduct their businesses currently or as contemplated in the Securities Filings and Section 5.4(a) of this Agreement.

Section 3.5.2. Government Approvals. Assuming the accuracy of the representations and warranties of the Investor made in Article Five of this Agreement, no material authorization, consent, approval, license, qualification or formal exemption from, nor any filing, declaration or registration with, any court, governmental agency, regulatory authority or political subdivision thereof, or any securities exchange is required in connection with the execution, delivery or performance by the Company of this Agreement or the other Transaction Documents to consummate the transactions contemplated in this Agreement or the other Transaction Documents. All such material authorizations, consents, approvals, licenses, qualifications, exemptions, filings, declarations and registrations have been obtained or made, as the case may be, and are in full force and effect and are not the subject of any pending or, to the knowledge of the Company, threatened attack by appeal or direct proceeding or otherwise.

Section 3.5.3. Investment Company Act. The Company is not, and immediately after the Closing will not be, an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act.

Section 3.6. Title to Assets. Except for the Korpodeko Assets under the Korpodeko Loan and as otherwise described on Schedule 3.6 , the Company and each Subsidiary has good and marketable title in fee simple to all real property owned by it and good and marketable title in all personal property owned by it, in each case free and clear of all liens. Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases of which the Company is in compliance in all material respects. Schedule 3.6A contains a full and complete description of the assets of the Company other than the Company IP. All product and establishment or other licenses or permits, including "Orphan Drug" rights, issued by the United States Food and Drug Administration with respect to the business of the Company and its Subsidiaries are owned or issued in the name of, as the case may be, by either the Company or ABC-NY, as listed by entity in Schedule 3.6.

Section 3.7. Brokers, etc. Except as set forth in the Finder's Fee Agreement, the Company has not dealt with any broker, finder, or other similar person in connection with the offer or sale of the Securities and the transactions contemplated by this Agreement, and the Company is not under any obligation to pay any broker's fee, finder's fee or commission in connection with such transactions.

Section 3.8. Certain Material Transactions. Except as set forth in Schedule 3.8 hereto, or disclosed in the SEC Filings, there are no existing material arrangements or proposed material transactions between the Company and

<PAGE>

any officer or director or holder of more than 10% of the capital stock of the Company. The Company is not a party to any collective bargaining agreement and, to its Knowledge, no organizational efforts are currently being made with respect to any of their respective employees.

        Section 3.9. Contracts and Commitments, etc. Except as set forth on Schedule 3.9, the Company is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which any of them is a party which would reasonably be expected to have a Material Adverse Effect.

        Section 3.10. Employee Benefit Plans. The Company has made available to Investor all (a) material profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, welfare or incentive plan or agreement whether legally binding or not, (b) material plans providing for "fringe benefits" to its employees, including but not limited to vacation, sick leave, medical, hospitalization, life insurance and other insurance plans, and related benefits, (c) material employment agreements not terminable on 30 days (or less) written notice, and (d) material other "employee benefit plans" (within the meaning of Section 3(3) of ERISA). There are no material negotiations, demands or proposals which are pending or have been made which concern matters now covered, or that would be covered, by the type of agreements or plans listed in this Section. The Company is in compliance in all material respects with the applicable provisions of ERISA and the regulations and published authorities thereunder with respect to all such employee benefit plans. The Company is in compliance in all material respects with all other statutes, orders or governmental rules and regulations applicable to such plans. The Company has performed all of its material obligations under all such plans. There are no material actions, suits or claims (other than routine claims for benefits) pending or, to the Company's Knowledge, threatened against such plans or the assets of such plans.

                Section 3.11. Environmental Liabilities. The Company, together with any real property that it owns, leases, or otherwise occupies or uses and the operations of its business (the "Premises") are in compliance in all material respects with all applicable Environmental Laws (as defined below) and orders or directives or any governmental authorities having jurisdiction under such Environmental Laws, including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances. The Company has not received any written citation, directive, letter or other communication or any notice of any proceedings, claims or lawsuits, from any person, entity or governmental authority arising out of the ownership or occupation of the Premises or the conduct of its operations. The Company has obtained and is maintaining in full force and effect all necessary permits, licenses and approvals required by any Environmental Laws applicable to the Premises and the business operations conducted thereon (including operations conducted by tenants on the Premises), and is in compliance with all such permits, licenses and approvals in all material respects. Except as disclosed on Schedule 3.11, to the Company's Knowledge, it has not caused or allowed a release, or a threat of release, of any Hazardous Substance unto, at or near the Premises nor has the Premises or any property at or near the Premises ever been subject to a release, or a threat of release, of any Hazardous Substance. For purposes of this Agreement, the term "Environmental Laws" shall mean any foreign, federal, state or local law, ordinance or regulation pertaining to the protection of the environment, including, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ?? 9601 et seq., Emergency Planning and Community

<PAGE>

Right-to-Know Act, 42 U.S.C. 11001 et seq., and the Resource Conservation and
Recovery Act, 42 U.S.C. ?? 6901 et seq. For purposes of this Agreement, the term
"Hazardous Substances" shall include oil and petroleum products, asbestos,
polychlorinated biphenyls and urea formaldehyde, and any other materials
classified as hazardous or toxic under any Environmental Laws.

        Section 3.12. Issuance of the Securities. The Securities are duly
authorized and, when issued and paid for in accordance with the applicable
Transaction Documents, will be duly and validly issued, fully paid and
nonassessable, free and clear of all liens, claims or encumbrances (other than
liens, claims or encumbrances granted to the Investor). The Company has reserved
from its duly authorized capital stock a sufficient number of Shares to enable
it to comply with its conversion and exercise obligations under the Note.

        Section 3.13. Capitalization. The number of shares and type of all
authorized, issued and outstanding capital stock of the Company is set forth on
Schedule 3.13 hereto. No securities of the Company are entitled to preemptive or
similar rights, and no Person has any right of first refusal, preemptive right,
right of participation, or any similar right to participate in the transactions
contemplated by the Transaction Documents. Except as a result of the purchase
and sale of the Securities and except as disclosed on Schedule 3.13, there are
no outstanding options, warrants, script rights to subscribe to, calls or
commitments, outstanding securities exchangeable for, or giving any Person any
right to subscribe for or acquire, any shares of Common Stock, or contracts,
commitments, understandings or arrangements by which the Company is bound to
issue additional shares of Common Stock, or securities or rights convertible or
exchangeable into shares of Common Stock.

        Section 3.14. SEC Filings; Financial Statements. Except for its Annual
Report on Form 10-KSB for the fiscal year ended January 31, 2003 and its
quarterly report on Form 10-QSB for the quarter ended March 31, 2003, the
Company has made all SEC Filings required of it preceding the date hereof on a
timely basis or has received a valid extension of such time of filingand has
filed any such SEC Filings prior to the expiration of any such extension. The
Company has previously delivered to the Investor a copy of all SEC Filings . As
of their respective dates, the SEC Filings complied, and the Draft Form 10-K in
the form the Company will file with the SEC will comply, in all material
respects with the requirements of the `34 Act and the rules and regulations of
the Commission promulgated thereunder, and none of the SEC Filings, when filed,
contained, and the Draft Form 10-K in the form the Company will file with the
SEC will not contain, any untrue statement of a material fact or omitted to
state a material fact required to be stated therein or necessary in order to
make the statements therein, in light of the circumstances under which they were
made, not misleading. The financial statements of the Company included in the
SEC Filings comply., and the Draft Form 10-K when filed will comply, in all
material respects with applicable accounting requirements and the rules and
regulations of the Commission with respect thereto as in effect at the time of
filing. Such financial statements have been prepared in accordance with
generally accepted accounting principles applied on a consistent basis during
the periods involved ("GAAP"), except as may be otherwise specified in such
financial statements or the notes thereto, and fairly present in all material
respects the financial position of the Company and its consolidated subsidiaries
as of and for the dates thereof and the results of operations and cash flows for
the periods then ended, subject, in the case of unaudited statements, to normal
year-end audit adjustments.

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Section 3.15. Material Changes. Except for the FDA Exception, those matters disclosed in the SEC Filings, the Draft Form 10-K and as set forth on Schedule 3.15, since the date of the latest audited financial statements included within the SEC Filings: (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and expenses incurred in the ordinary course of business consistent with past practice, (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (C) costs and expenses incurred in connection with the negotiation of a potential sale of all or substantially all assets of the Company and the transactions contemplated by this Agreement, and (D) costs and expenses incurred in connection with attempting to obtain FDA approval of the Curacao facility, (iii) other than changing its fiscal year end, the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchases, redeemed or made any agreements to purchase or redeem any shares of its capital stock , and (v) the Company has not issued any equity securities (or derivatives thereof) to any officer, director or Affiliate, except pursuant to existing Company stock purchase and stock option plans approved by the stockholders of the Company.

Section 3.16. Private Placement. Assuming the accuracy of the representations and warranties of the Investor set forth in Article V of this Agreement, the offer, issuance and sale of the Securities to the Investor as contemplated by this Agreement are exempt from the registration requirements of the '33 Act.

Section 3.17. Listing and Maintenance Requirements. Except for the letter dated May 23 2003 from NASDAQ to the Company, a copy which was previously delivered to Investor, the Company has not, in the twelve months preceding the date hereof, received any written notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The issuance and sale of the securities hereunder does not contravene the rules and regulations of such Trading Market and no shareholder approval is required for the Company to fulfill its obligations under the Transaction Documents.

Section 3.18. Registration Rights. Except for the registration and related rights granted to the Investor under the Investor Rights Agreement, the Company has not granted or agreed to grant to any Person any rights (including piggyback registration rights) to have any securities of the Company registered with the Commission or any other governmental authority.

Section 3.19. Indebtedness; Seniority. Except as described on Schedule 3.19 or in Section 3.15, (i) the Company has no existing outstanding indebtedness other than trade payables incurred in the ordinary course of business and (ii) no indebtedness of the Company is senior to the Note in right

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of payment, whether with respect to interest, security, or upon liquidation or dissolution or otherwise. Moreover, except as described on Schedule 3.19, the Company has not loaned to, acted as guarantor for or otherwise served as a creditor of any individual or entity (including any of its direct or indirect Subsidiaries).

Section 3.20 Disclosure. All disclosure provided to the Investor in connection with the transactions contemplated by this Agreement regarding the Company, its current business and its business as proposed to be conducted, including the Schedules to this Agreement, has been furnished by or on behalf of the Company without any intent to intentionally mislead the Investor. The Company acknowledges and agrees that the Investor does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article V of this Agreement.

Section 3.21. Investigation. It shall be no defense to an action for breach of this Agreement that the Investors or their agents have (or have not) made investigations into the affairs of the Company or that the Company could not have known of the misrepresentation or breach of warranty. Damages for breach of a representation or warranty or other provision of this Agreement shall not be diminished by alleged tax savings resulting to the complaining party as a result of the loss complained of.

ARTICLE IV

COVENANTS OF THE COMPANY

For the purposes of this Article, "Company" shall be deemed to include all Subsidiaries.

Section 4.1. Use of Proceeds. The Company shall use the proceeds of the issuance of the Securities for general corporate purposes, including repayment of debt existing on the date hereof, but excluding the repurchase of securities of the Company (except as otherwise contemplated in the Transaction Documents).

Section 4.2. Rule 144. So long as any Securities are outstanding, the Company covenants that it will at all times comply with the current public information requirements of Rule 144(c)(1) under the '33 Act; and (b) at all such times as Rule 144 is available for use by the Investor, the Company will furnish the Investor upon request with all information within the sole possession of the Company required for the preparation and filing of Form 144.

Section 4.3.   Future Noncompetition and Proprietary Rights Agreements.

(a) Proprietary Information. The Company and its Subsidiaries shall implement and maintain all reasonable procedural safeguards, which at a minimum shall include written agreements with the appropriate Person, to (i) require that any Person employed by the Company will not wrongfully employ any confidential information or documentation proprietary to any former employer, and (ii) protect all technical, business and other information developed by or for the Company and its Subsidiaries. The Company shall apply for patent protection for all inventions developed by or for the Company, for which , in

13

the opinion of the Company and/or its counsel, is patentable and that, in the opinion of the Company and/or its counsel, patent proection is required or necessary to conduct its business as now conducted as described in the Securities Filing and in Section 5.4(a) of this Agreement. The Company shall cause each person who becomes an employee of the Company and who shall have access to confidential or proprietary information of the Company or third parties to execute an agreement relating to matters of noncompetition and nondisclosure and assignment. The Company shall cause any person or consultant employed by the Company to assign all inventions of any intellectual property to the Company.

(b) Licenses and Intellectual Property. Except for the termination of a license or abandonment of a patent, trademark, tradename or copyright that would not be likely to have a Material Adverse Effect, the Company shall maintain all registrations or applications for all patents, trademarks, service marks, trade names, copyrights and licenses. With respect to the foreign patent applications in the name of Advance Biofactures of Curacao N.V. listed on Schedule 3.5.1 hereto, the Company shall make a reasonable, good faith determination regarding how to handle such applications. Notwithstanding the foregoing, if the Company or any of its Subsidiaries shall terminate any license or abandon any intellectual property, the Company shall provide reasonable notice thereof to the Investor The Investor shall have the option, but not the obligation, to have, at Investor's sole cost, all right, title and interest in such abandoned property assigned to it except where the terms of any terminated or abandoned license prohibit its assignment.

Section 4.4. Liability Insurance. The Company will maintain in full force and effect a policy or policies of standard comprehensive general liability insurance underwritten by an insurance company insuring its properties and business against such losses and risks, and in such amounts as are adequate for its business in the Company's good faith determination, it being agreed by the Investor that the maintenance of the Company's current policy or policies on substantially similar terms shall satisfy this covenant. Such policies shall include property loss insurance policies, with extended coverage, sufficient in amount to allow the replacement of any of its tangible properties which might be damaged or destroyed by the risks or perils normally covered by such policies.

Section 4.5. Maintenance of Corporate Existence. Each of the Company and its Subsidiaries will preserve, renew and keep in full force and effect, its corporate existence, qualification in requisite jurisdictions and rights and privileges necessary or desirable in the normal conduct of its business except where the failure to do so will not have a Material Adverse Effect.

Section 4.6. Governmental Consents. Except for the FDA Exception and the termination of any of the following that would not reasonably be likely to have a Material Adverse Effect, the Company will obtain and maintain all material consents, approvals, licenses and permits required by federal, state, local and foreign law to carry on its business.

Section 4.7. Further Assurances. The Company will cure promptly any defects in the creation and issuance of the Securities and in the execution and delivery of this Agreement or any other Transaction Document to which it is a party. The Company, at its expense, will promptly execute and deliver to the Investor upon its reasonable request all such other and further documents,

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agreements and instruments in compliance with or pursuant to its covenants and
agreements herein, and will make any recordings, file any notices, and obtain
any consents as may be necessary in connection therewith.

        Section 4.8. No Conflicting Agreements. The Company hereby agrees that
it will not enter into any new agreement or make any amendment to any existing
agreement, which by its terms would restrict the Company's performance of its
obligations to the Investor pursuant to this Agreement or any other Transaction
Document.

        Section 4.9. Limitation on Indebtedness; Extensions of Credit. Other
than in connection with the Transaction Documents, without the prior written
consent of Investor (which shall not be unreasonably withheld)and while any
portion of the Note remains outstanding, after the date hereof, the Company and
its Subsidiaries shall not incur any unsecured indebtedness for borrowed money
or become a guarantor or otherwise contingently liable for any such indebtedness
exceeding in the aggregate Two Hundred Fifty Thousand Dollars ($250,000), except
for trade payables, purchase money obligations incurred in the ordinary course
of business or intercompany loans to the Company from its Domestic Subsidiaries.
Other than any amount loaned to ABC-NY from the proceeds of the Note
simultaneously with or within a reasonable period of time after the Closing, ,
the Company shall not, without the prior written consent of Investor, lend money
to, serve as a guarantor of, or otherwise extend credit to any individual or
entity (including any of its direct or indirect Subsidiaries).

        Section 4.10 No Liens. Except for (i) the liens and security interests
granted to the Investor under the Transaction Documents, (ii) liens that may
arise by operation of law, such as materialmen's liens but expressly excluding
tax liens for taxes that are past due, (iii) purchase money security interests
in connection with purchase money obligations incurred in the ordinary course of
business, and (iv) the Korpodeko Assets, the Company will not, and will not
permit any Subsidiary to, create or permit to exist any lien on or security
interest in any assets of the Company or any assets of any Subsidiary, including
Company IP.

        Section 4.11 Limitations On Other Transactions. Without the prior
written consent of the Investor or as otherwise provided in this Section, (i)
the Company will not, and will not permit any of its Subsidiaries to sell,
lease, assign or otherwise dispose of any of the assets of the Company and its
Subsidiaries (other than the sale of Inventory (as defined in the Security
Agreement) in the ordinary course of business), and (ii) the Company will not
sell, hypothecate, pledge, assign or otherwise dispose of any of the capital
stock or other securities of any of its Subsidiaries. Notwithstanding the
foregoing, the prior written consent of the Investor shall not be required for
the Company or its Subsidiaries to enter into any of the foregoing transactions
if, as a condition to closing of any such transaction, the Company and its
Subsidiaries shall repay the Investor in full and otherwise satisfy their
respective obligations to the Investor under the Transaction Documents on or
before the closing date for such transaction. The Company agrees to provide the
Investor at least 10 days' prior written notice that it or any of its
Subsidiaries is entering into a transaction described in this Section but not
requiring the prior written consent of the Investor.

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Section 4.12. Waiver. Any violation of an affirmative or negative covenant of the Company may be waived prospectively or retrospectively in a given instance by the Investor, butsuch waiver shall operate only with respect to the particular violation specified in the waiver. The Investor disclaims any intent or purpose to control the Company or to manage its affairs for the benefit of the Investor or otherwise.

Section 4.13   Indemnification

(a) Indemnification of the Investor. The Company will indemnify and hold the Investor and its partners, officers, directors, shareholders, members, managers employees and agents (each, an "Investor Party") harmless from all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts to be paid in settlements, court costs reasonable attorney's fees and costs of investigation (collectively, "Losses") that any Investor Party may suffer or incur as a result of or relating to any cause of action, suit or claim brought or made against an Investor Party and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any of the other Transaction Documents. The Company will reimburse any Investor Party as such expenses are incurred for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection with this Section.

(b) Indemnification of the Company. The Investor will indemnify and hold the Company and its officers, directors, shareholders, members, managers, employees and agent (each, a "Company Party") harmless from all Losses that any Company Party may suffer or incur as a result of or relating to any cause of action, suit or claim brought or made against a Company Party by a third party (including any governmental authority) arising out of or resulting from the breach of any of the representations, warranties, covenants or agreements made by the Investor under Sections 5.1, 5.2, 5.3, 5.4(b), 5.6 or 5.8 of this Agreement.

(c) Procedures for Claims for Indemnification. In the case of claims for which a claim for indemnification is made, the party against who such claim for indemnification is made (the "Indemnitor") shall have the option (x) to assume and thereafter conduct any proceedings or negotiations in connection therewith, (y) to take all other steps to settle or defend any such claim and (z) to employ counsel of the Indemnitor's choosing to contest any such claim in the name of the party who makes such claim for indemnification (the "Indemnified Party") or otherwise; provided, that, no settlement shall be effected without the advance written consent of the Indemnified Party (which shall not be unreasonably delayed or withheld). The Indemnified Party shall be entitled to participate at its own expense and by its own counsel in any proceedings relating to any third-party claim, and the Indemnified Party shall be entitled to participate with counsel of its own choice at the expense of the Indemnitor if representation of both parties by the same counsel presents a conflict of interest or is otherwise inappropriate under applicable standards of professional conduct. The Indemnitor shall, within 20 days of receipt of a claim for indemnification, notify the Indemnified Party of its intention to assume the defense of any such claim. Until the Indemnified Party has received notice of the Indemnifying Party's election whether to defend any such claim, the Indemnified Party shall take reasonable steps to defend such claim; provided, that no settlement shall be effected without the advance written consent of the Indemnifying Party, which shall not be unreasonably delayed or withheld. If the Indemnitor shall decline to assume the defense of any such claim, or shall fail

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to notify the Indemnified Party within 20 days after receipt of the claim for indemnification of the Indemnitor's election to defend such claim, the Indemnified Party shall defend such claim. The expenses of all proceedings, contests or lawsuits in respect of any such claims (other than those incurred by the Indemnified Party which are referred to in the second sentence of this paragraph) shall be borne by the Indemnitor but only if the Indemnifying Party is responsible pursuant hereto to indemnify the Indemnified Party in respect of such claim. Regardless of which party shall assume the defense of the claim, the parties agree to cooperate fully with one another in connection therewith.

Section 4.14. Publicist. Within four months of the Food and Drug Administration's approval of the Curacao facility, the Company shall retain a publicist mutually acceptable to the Investor and the Company.

Section 4.15. Payments to Employees. Until the payment of all amounts due under the Note, neither the Company nor any of its Subsidiaries shall increase the cash salary, cash bonus or other cash compensation of Edwin Wegman or Thomas Wegman by more than ten percent (10%) of their cash salary, cash bonus or other cash compensation for fiscal year 2002.

Section 4.16. Application of Takeover Protections. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provisions under the Company's Certificate of Incorporation (or similar charter documents), by-laws, or the laws of its state of incorporation that is or could become applicable to the Investor as a result of the Investor and the Company fulfilling their respective obligations or exercising their respective rights under the Transaction Documents, including as a result of the Company's issuance of the Securities and the Investor's or its Affiliates' ownership of the Securities or the Investor's right of foreclosure under the Pledge Agreement.

Section 4.17. Subsidiaries. Without the prior written consent of Investor, neither the Company nor any Subsidiary shall be permitted to (i) make additional capital contributions to, otherwise recapitalize or restructure a Foreign Subsidiary or sell, assign or transfer any of their respective assets (whether tangible or intangible) to a Foreign Subsidiary (including by way of a license or grant of marketing or other rights) or (ii) create any Foreign Subsidiaries not existing prior to the date hereof. If the Company or any Subsidiary creates a Domestic Subsidiary, the Company shall promptly inform Investor. Each new Domestic Subsidiary shall (i) pledge all its assets and become a party to the Security Agreement(s) and (ii) become a co-debtor and party to the Note.

Section 4.18. European Patent. The Curacao Subsidiary is the owner or assignee of European Patent Office Patent EPO721781B1 June 2002 (collectively with any patent issued therefrom by an individual European Union country, the "European Patent") as further described in Schedule 3.5.1 attached hereto. The Company will use its best efforts to cause the Curacao Subsidiary to assign the European Patent to ABC-NY within 90 calendar days from the date hereof (provided

<PAGE>

that the Company shall have no such obligation if the costs of assigning the
European Patent shall exceed $20,000, including, without limitation, any
assignment "fee" or "tax" on the fair market value of the European Patent (to be
determined in good faith by the Company and the Curacao Subsidiary). If such
costs exceed $20,000 and the 90 day period has elapsed, the Company and the
Curacao Subsidiary will use commercially reasonable efforts to assign the
European Patent to ABC-NY at a future date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants to the Company, at and as of the
Closing that:

Section 5.1 Existence. The Investor is a Delaware limited partnership
duly formed, validly existing and in good standing under the laws of the State
of Delaware and has all requisite power and authority to conduct its business.

Section 5.2. Power and Authority. The Investor has all requisite power
and authority, and has taken all required corporate (or trust, limited liability
company, or partnership, as the case may be) and other action necessary to
permit it to own and hold properties to carry on its business, to execute and
deliver this Agreement and otherwise to carry out the terms of this Agreement
and all other documents, instruments, or transactions required by this
Agreement, and none of such actions will violate any provision of the Investor's
partnership agreement or other governance documents. This Agreement has been
duly executed and delivered by the Investor and (assuming the due authorization,
execution and delivery hereof by the Company) constitutes the valid and binding
obligation of the Investor enforceable against the Investor accordance with its
terms, subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance,
fraudulent transfer, reorganization, moratorium or other similar laws relating
to creditors' rights or creditors' remedies generally and (ii) general
principles of equity (regardless of whether enforcement is sought in a
proceeding at law or in equity) and the discretion of the court before which any
proceeding therefore may be brought.

Section 5.3. Purchase for Investment. The Investor is purchasing the
Securities for investment, for its own account and not with a view to
distribution thereof.

Section 5.4. Speculative Nature of Investment; Financial Matters.

(a) Investor understands and acknowledges that:

        (i)   the FDA Exception has had a Material Adverse Effect on the
                Company;

        (ii)   the Company's historical financial performance is not
                indicative of the Company's future results;

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       (iii)   the Company's efforts to discover, develop and commercialize
new products are at a very early stage and these efforts are
subject to a high risk of failure; the Company's ability to
develop additional products approved by the FDA, such as those
relating to injectable uses of Colleganase, and successfully
market any such product is highly speculative and they may be
unable to do so

       (iv)   if the Company's intellectual property rights expire or are
not broad enough, the Company's ability to compete may be
impaired because third parties may be able to use the
Company's technology or sell generic forms of the products
developed by the Company. In addition, any patent issued to
the Company may be challenged, invalidated, held unenforceable
or circumvented and the Company's success will depend in part
on its ability to obtain and maintain meaningful patent
protection for its products or product candidates throughout
the world. The patent positions of the Company involve complex
legal and factual questions and the Company will be able to
protect its intellectual property rights from unauthorized use
by third parties only to the extent that its technologies are
covered by valid and enforceable patents or are effectively
maintained as trade secrets;

       (v)   the Company has limited ability to conduct clinical trials and
limited manufacturing, sales, marketing and distribution
capabilities and if the Company does not develop these
capabilities, it will be dependent on third parties to conduct
clinical trials and manufacture and commercialize its
products. Furthermore, a third-party manufacturers' failure to
comply with FDA regulations could cause interruption of the
manufacture of our products;

       (vi)   other companies with substantially greater financial resources
could compete directly with any of the Company's products;

       (vii)   after the consummation of the transactions contemplated by
this Agreement, the Company will be highly leveraged with a
substantial amount of indebtedness and may be unable to meet
all of its payment obligations;

for these and other reasons, the Company may not have sufficient funds to repay
amounts owing under the Note or the other Transaction Documents when due or to
otherwise comply with its obligations under any of the Transaction Documents.

(b) The Investor represents and warrants to the Company that it understands that
the purchase of the Securities involves substantial risk and is highly
speculative and that its financial condition and investments are such that it is
in a financial position to hold the Securities for an indefinite period of time
or until the maturity thereof, as the case may be, and to bear the economic risk
of, and withstand a complete loss of, its investment.

Section 5.5 Unregistered Securities. The Investor understands and acknowledges that the Securities to be acquired by the Investor hereunder have not been registered under the 33 Act or any state securities or "blue sky" law and may not be sold or disposed of in the absence of such registration without exemption from the registration requirements of the 33 Act (including, without limitation, Rule 144 thereof) or any requirements of any state securities or "blue sky" law.

Section 5.6 Investor Status. At the time the Investor was offered the Securities, it was and, according to representations and warranties given in writing to the Investor, each of its limited and general partners were, and at the date hereof it is, and, according to representations and warranties given in writing to the Investor they are each , an "accredited investor" as defined in Rule 501(a) under the'33 Act. Each general partner and limited partner of the Investor has executed and delivered to the Company the letter in the form attached hereto as Schedule 5.6.

Section 5.7 Disclosure. During the negotiation of the transactions contemplated herein, the Investor and its representatives have been afforded full and free access to corporate books, financial statements, records, contracts, documents, and other information concerning the Company and to its offices and facilities, have been afforded an opportunity to ask such questions of the Company's officers and employees concerning the Company's business, operations, financial condition, assets, liabilities and other relevant matters as they have deemed necessary or desirable, and have been given all such information as has been requested, in order to evaluate the merits and risks of the prospective investment contemplated herein.

Section 5.8. Brokers, etc. The Investor has dealt with no broker, finder, commission agent, or other similar person who is not an Affilate in connection with the offer or sale of the Securities and the transactions contemplated by this Agreement, and is under no obligation to pay any broker's fee, finder's fee, or commission in connection with such transactions.

ARTICLE VI

THE CLOSING AND CLOSING CONDITIONS

Section 6.1. The Closing. The purchase and sale of the Securities shall take place at the Closing to be held at the offices of Tashjian & Padian. The Closing shall occur on the date of execution of this Agreement.

The obligation of the Investor to purchase the Securities at the Closing shall be subject to satisfaction of the following conditions at and as of the Closing:

Section 6.2. Issuance of Note and Purchased Shares. The Company shall have duly issued and delivered the Note and a certificate for the Purchased Shares to the Investor.

Section 6.3. Legal Opinion from Counsel for the Company. The Investor shall have received from Fried Frank Harris Shriver and Jacobson, counsel for the Company, an opinion, dated the date of Closing, in the form of Exhibit B attached hereto.

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Section 6.4 Execution of Related Documents. The Investor shall have received the following duly authorized and executed documents at the Closing: (i) the Note attached hereto as Exhibit A; (ii) the Investor Rights Agreement attached hereto as Exhibit C; (iii) the Guaranty attached hereto as Exhibit D, (iv) the Pledge attached hereto as Exhibit E, (vi) the Security Agreement attached hereto as Exhibit F; (v) the ABC-NY Guaranty, attached hereto as Exhibit G; and (vi) that certain representation letter (or letters) from Edwin Wegman and Thomas Wegman attached hereto as Exhibit H.

Section 6.5. Supporting Documents. On the Closing Date, the Investor and its counsel shall have received copies of the following with respect to the Company and each of its Domestic Subsidiaries (and, with respect to AB-Curacao, the following except that the certificate referenced in (1)(d) below shall only cover items (1) and (3) of such provision):

> (a) copies of the Certificate of Incorporation , and all amendments thereto, certified as of a recent date by the appropriate governmental authority;

> (b) a certificate of said authority dated as of a recent date as to the due incorporation and good standing of the the relevant entity and listing all documents of the relevant entity on file with said authority;

> (c) a telegram or telex from said authority as of the close of business on the next business day preceding the Closing Date as to the continued good standing of the relevant entity;

> (d) a certificate of the Secretary or an Assistant Secretary of the relevant entity, dated the Closing Date and certifying: (1) that attached thereto is a true and complete copy of the Bylaws of such entity as in effect on the date of such certification; (2) that attached thereto is a true and complete copy of resolutions adopted by the Board of Directors of such entity authorizing the execution, delivery and performance of this Agreement and the other Transaction Agreements, the issuance, sale, and delivery of the Securities, as applicable to such entity, and that all such resolutions are still in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (3) that the Certificate of Incorporation of such entity has not been amended since the date of the last amendment referred to in the certificate delivered pursuant to clause (b) above; and (4) the incumbency and specimen signature of each officer of such entity executing this Agreement and any Transaction Document, the certificates or documents representing the Securities and any certificate or instrument furnished pursuant hereto; and

> (e) such additional documents and other information with respect to the operations and affairs of the Company and its Subsidiaries as the Investor or its counsel may reasonably request in advance of the Closing Date.

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All such documents shall be satisfactory in form and substance to the Investor and its counsel.

Section 6.6. Payment of Investor's Counsel. All counsel fees and expenses incurred by Investor shall be paid by the Company at the Closing out of the funds advanced hereunder to each such counsel by wire transfer to such account(s) as may be designated by any such counsel. In addition, the Company hereby waives any fee cap contained in the Fee Agreement with respect to such fees and expenses.

ARTICLE VII.

MISCELLANEOUS

Section 7.1. Expenses. The Company shall bear its own expenses, including legal fees, in connection with this Agreement. The expenses and legal fees of the Investor shall be paid in accordance with the Fee Agreement.

Section 7.2. Remedies Cumulative. Except as herein provided, the remedies provided herein shall be cumulative and shall not preclude assertion by any party hereto of any other rights or the seeking of any other remedies against the other party hereto.

Section 7.3 Brokerage. Each party hereto will indemnify and hold harmless the others against and in respect of any claim for brokerage or other commission relative to this Agreement or to the transaction contemplated hereby, based in any way on agreements, arrangements or understandings made or claimed to have been made by such party with any third party.

Section 7.4. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 7.5. Parties in Interest. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective legal representatives, successors and assigns of the parties hereto whether so expressed or not.

Section 7.6. Notices. Any notice, demand, request or other communication required to be given pursuant to this Agreement shall be in writing, addressed respectively as follows:

If to the Investor, to:

Bio Partners LP
1 Meadow Drive
Lawrence, NY 11559
Attention: General Partner

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                         with a copy to:

                         Gerald Padian, Esq.
                         Tashjian & Padian
                         15 West 36th Street, 15th floor
                         New York, New York 10018

                         If to the Company, to:

                         BioSpecifics Technologies Corp.
                         35 Wilbur St.
                         Lynbrook, New York 11563
                         Attn: Edwin H. Wegman

                         with a copy to:

                         Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                         New York, New York 10004
                         Attn: Jeffrey Bagner, Esq.

All notices shall be given by personal delivery, nationally recognized overnight
delivery service, such as Federal Express, or registered or certified mail,
postage prepaid and return receipt requested. Any party hereto may from time to
time change the address to which notices are to be sent, and the recipient of
such notice, by giving the other party notice thereof. All notices given
pursuant to this section shall be effective upon receipt by the party to whom
such notice is directed.

        Section 7.7. No Waiver. No failure to exercise and no delay in
exercising any right, power or privilege granted under this Agreement shall
operate as a waiver of such right, power or privilege. No single or partial
exercise of any right, power or privilege granted under this Agreement shall
preclude any other or further exercise thereof or the exercise of any other
right, power or privilege. The rights and remedies provided in this Agreement
are cumulative and are not exclusive of any rights or remedies provided by law.

        Section 7.8. Amendments. This Agreement may be modified or amended only
by a writing signed by the Company and by the Investor.

        Section 7.9. Survival of Agreements, etc. All agreements,
representations and warranties contained in this Agreement or made in writing by
or on behalf of the Company or the Investor in connection with the transactions
contemplated by this Agreement shall survive the execution and delivery of this
Agreement, the Closing, and any investigation at any time made by or on behalf
of any Investor. Notwithstanding the preceding sentence, however, all such
representations (other than intentional misrepresentations) and warranties, but
no such agreements, shall expire (i) five (5) years after the date of this
Agreement in the case of those made by or on behalf of the Company and (ii) two

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(2) years after the date of this Agreement, in the case of those made by or on behalf of the Investor.

Section 7.10. Construction. This Agreement shall be governed by and construed in accordance with the procedural and substantive laws of the State of New York without regard for its conflicts-of-laws rules. The Company agrees that it may be served with process in the State of New York and any action for breach of this Agreement prosecuted against it in the courts of that State.

Section 7.11. Entire Understanding. This Agreement expresses the entire understanding of the parties and supersedes all prior and contemporaneous agreements and undertakings of the parties with respect to the subject matter of this Agreement except for those contained in the Transaction Documents.

Section 7.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one agreement.

Section 7.13. Successors, etc.. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 7.14. Usury Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the "Maximum Rate"), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate of interest applicable to the Transaction Documents from the effective date forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to the Investor with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Investor to the unpaid principal balance of any such indebtedness, such application to be effective from the date such excess payment was made to Investor

Section 7.15 Payment Set Aside. To the extent that the Company makes a payment or payments to the Investor or at the direction of the Investor pursuant to any Transaction Document or the Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including any bankruptcy law, state or federal law, common or equitable cause of action), then, to the extent any such restoration, the obligation or part thereof originally intended to be

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satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

        Section 7.16 Interpretation. The parties agree that this Agreement and the other Transaction Documents have been negotiated in detail by the parties and their counsel and that no court in interpreting this Agreement and the other Transaction Documents shall construe them against the drafter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement
under seal as of the date first above written.

                        BIOSPECIFICS TECHNOLOGIES CORP.,
                        a Delaware corporation

                        By

                              Edwin H. Wegman, President

                        ADVANCE BIOFACTURES CORPORATION,
                        a New York corporation

                        By:

                        Its:

                        BIO PARTNERS LP,
                        a Delaware limited partnership

                           By: Bio Management, Inc.,
                               a Delaware corporation,
                               its general partner

                              By:

                                  Jeffrey K. Vogel, President

                        26

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EXHIBIT A - NOTE

EXHIBIT B- OPINION OF COMPANY COUNSEL

EXHIBIT C - INVESTOR RIGHTS AGREEMENT

EXHIBIT D - GUARANTY

EXHIBIT E - PLEDGE AGREEMENT

EXHIBIT F - SECURITY AGREEMENT (ASSETS)

EXHIBIT G - ABC-NY GUARANTY

EXHIBIT H - WEGMAN REPRESENTATION LETTER(S)

SCHEDULES

                                                        EXHIBIT 10.22

                              INVESTOR RIGHTS AGREEMENT

        This Agreement is made as of June 19, 2003, by and between BIOSPECIFICS
TECHNOLOGIES CORP., a Delaware corporation (the "Company"), and BIO PARTNERS LP,
a Delaware limited partnership (the "Investor").

        NOW, THEREFORE, in consideration of the premises and mutual agreements
set forth herein, the Company and the Investor agree as follows:

SECTION 1. DEFINITIONS.

        All capitalized terms used herein and not otherwise defined in this
Section or any other part of this Agreement shall have the meanings ascribed to
them in the Securities Purchase Agreement, of even date herewith (the "Purchase
Agreement"), between the Company and the Investor. The use of the term
"including" shall mean "including, by way of example and not of limitation." As
used in this Agreement, the following terms shall have the following meanings:

        "Commission" shall mean the Securities and Exchange Commission, or any
other federal agency at the time administering the Securities Act.

        "Effectiveness Date" means the date that is three hundred fifty (350)
calendar days after the date hereof.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as
amended, or any similar federal statute and the rules and regulations
thereunder, all as the same shall be in effect at the time.

        "Filing Date" means with respect to the Registration Statement, the one
hundred fiftieth (150th) day after the date hereof.

        "Note" means the 12% Senior Secured Convertible Note purchased by the
Investor.

        "Proceeding" means an action, claim, suit, investigation or proceeding
(including an investigation or partial proceeding, such as a deposition),
whether commenced or threatened.

        "Prospectus" means the prospectus included in a Registration Statement
(including a prospectus that includes any information previously omitted from a
prospectus filed as part of an effective registration statement in reliance upon
Rule 430A promulgated under the Securities Act), as amended or supplemented by
any prospectus supplement, with respect to the terms of the offering of any
portion of the Registrable Securities covered by the Registration Statement, and
all other amendments and supplements to the Prospectus, including post-effective
amendments, and all material incorporated by reference or deemed to be
incorporated by reference in such Prospectus.

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"Register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement, and compliance with applicable state securities laws of such states in which the Investor notifies the Company of its intention to offer Registrable Securities.

"Registrable Securities" shall mean all of the following to the extent the same have not been sold to the public (i) any and all shares of Common Stock of the Company issued pursuant to the Purchase Agreement or issuable upon conversion of the Note; or (ii) stock issued in respect of the stock referred to in (i) as a result of a stock split, stock dividend, recapitalization or combination or otherwise pursuant to the Note.

"Registration Statement" means the initial registration statement required to be filed hereunder and any additional registration statements contemplated herein, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

"Rule 144" shall mean Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time.

"Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

SECTION 2. REGISTRATION.

On or prior to the Filing Date, the Company shall prepare and file with the Commission a registration statement covering the resale of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form S-3 or such other form selected by the Company which is available for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act and shall contain the "Plan of Distribution" attached hereto as Annex A, with such changes, if any, as may be mutually agreed to by the Company and the Investor. The Company shall use commercially reasonable efforts to cause the Registration Statement to become effective and remain effective as provided herein. The Company shall use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to its Effectiveness Date, and shall keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier of (i) the date the Investor no longer owns any Registrable Securities and (ii) two years from the date hereof or, with respect to this clause (ii), if counsel to the Investor delivers a written opinion to the Company that Investor is an "affiliate" of the Company under Rule 144, such date as the Investor is no longer deemed to be an "affiliate" of the Company as determined upon advice of the Investor's counsel (the "Effectiveness Period"). Notwithstanding the foregoing, no such opinion letter shall be required if Investor continues to beneficially own ten percent (10%) or more of the Company's outstanding Common Stock, in which case the Investor shall be deemed

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to be an "affiliate" under Rule 144 until Investor reduces its beneficial ownership of Common Stock below ten) percent (10%). Any determination of the beneficial ownership of any securities by any Person required under this Agreement or any other Transaction Document shall be made in accordance with Rule 13d-3 promulgated under the Exchange Act.

SECTION 3. REGISTRATION PROCEDURES.

        In connection with the Company's registration obligations hereunder, the Company shall:

        (a) Not less than five (5) Trading Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall, (i) furnish to the Investor copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference) which documents will be subject to the review of the Investor, and (ii) subject to any reasonable confidentiality requirements, cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries from the Investor as shall be necessary, in the view of Investor's counsel, to enable the Investor to conduct a reasonable investigation within the meaning of the Securities Act.

        (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible, and in any event within sixty (60) days, to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Investor true and complete copies of all correspondence from and to the Commission relating to the Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Investor thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

        (c) Notify the Investor as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing) and confirm such notice no later than one Trading Day following the day:

                (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to the Investor); and (C) with respect

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to the Registration Statement or any post-effective amendment, when the same has become effective;

                (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information;

                (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose;

                (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and

                (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

        (d) Use commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment and, in any event, if any of the foregoing occur and cannot be cured within sixty (60) days, the Company will provide the Investor with a reasonably detailed written description for the inability to cure.

        (e) Furnish to the Investor, without charge, at least ten (10) conformed copies of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person promptly after the filing of such documents with the Commission

        (f) Promptly deliver to the Investor, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as the Investor may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by the Investor in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

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(g) Prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Investor in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as the Investor requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject the Company to any tax in any such jurisdiction where it is not then so subject.

(h) Cooperate with the Investor to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement and applicable law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as the Investor may request.

(i) Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j) Comply with all applicable rules and regulations of the Commission.

(k) File and maintain any and all listing applications or other documents required by any stock exchange or trading system on which the Common Stock is listed during the effectiveness or re-instatement of a Registration Statement.

SECTION 4. OTHER MATTERS.

(a) Notwithstanding anything to the contrary contained herein, if two-thirds of the Board of Directors of the Company (other than Edwin Wegman), in their good faith judgment, determines that any registration of Registrable Securities should not be made or continued because it would materially interfere with any material financing, acquisition, n or merger involving the Company or any of its subsidiaries (a "Valid Business Reason"), (x) the Company may postpone filing a registration statement until such Valid Business Reason no longer exists, but in no event for more than 90 days, and (y) in case a registration statement has been filed the Company, may cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement until such Valid Business Reason no longer exists, but in no event for more than 90 days (such period of postponement or withdrawal under subclauses (x) or (y), the "Postponement Period"); and the Company shall give written notice of its determination to the

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Investor to postpone or withdraw a registration statement and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof.

(b) The Company may require as a condition precedent to the Company's obligations under this Agreement that the Investor furnish the Company such information regarding Investor and the distribution of the Registrable Securities as the Company may from time to time reasonably request provided that such information is necessary for the Company to consummate such registration and shall be used only in connection with such registration.

(c) Investor agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(c)(iii), 3(c)(iv) or 3(c)(v), Investor will discontinue its disposition of Registrable Securities pursuant to the Registration Statement until Investor's receipt of copies of a supplemented or amended prospectus and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in Investor's possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice.

SECTION 5. PUT OPTION. If the Registration Statement is not effective on or before the Effectiveness Date, subject to applicable law, the Company shall repurchase any or all of the Two Hundred Ninety Five Thousand Three Hundred Twelve(295,312) shares of Common Stock purchased by the Investor upon demand by the Investor (the "Put Right") at a purchase price of $1.00 per share. This put right shall remain effective until the earlier of (i) the registration of all Registrable Securities pursuant to the Registration Statement and (ii) Forty-Five (45) days after the expiration of the Effectiveness Period. If, upon advice of counsel, the Company determines that it is not permitted under applicable law, including, without limitation, Sections 160 and 170 of the Delaware General Corporation Law, to honor a put demand, then the Company shall provide tothe Investor with a detailed written description of such reasons (including any relevant calculations) within five Trading Days of receiving a put demand (the "Restricted Put Notice"). If the Company shall be prevented by law from making any payment required to be made under this Section, the obligations hereunder shall be continuing obligations, and such payments shall be made in partial payments when, as soon as, and to the extent that, any portion of such payments shall later be permitted under applicable law. If, after seven Trading Days all or part of such put demand cannot be honored, interest shall accrue on any amount of the unredeemed put as of such day at the rate of seven percent (7%) per annum until such amount, and all accrued interest, is paid to the Investor; provided, however, that the Company shall have no obligation with respect to any shares underlying the unredeemed put (including any obligation to pay interest thereon) if subsequent to the date of the Restricted Put Notice and prior to such shares being purchased by the Company, the Investor sells the shares underlying such unredeemed puts.

SECTION 6. PRIORITY OF INVESTOR RIGHTS. So long as any Registrable Securities remain unregistered pursuant to an effective Registration Statement, the Company shall not grant any rights to any other Person that are senior to the Investor's rights hereunder. The Company shall provide written notice to the Investor of

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any put or similar rights it grants after the date hereof and prior to the Effectiveness Date. Neither the Company nor any of its security holders (other than the Investor in such capacity pursuant hereto) may include securities of the Company in the Registration Statement other than the Registrable Securities, and the Company shall not after the date hereof enter into any agreement providing any such right to any of its security holders. The Company has not previously entered into any agreement granting any registration rights, redemption rights or put rights with respect to any of its securities to any Person which have not been fully satisfied.

SECTION 7. RULE 144 MATTERS. Until the Investor no longer owns any Registrable Securities, the Company agrees:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

SECTION 8.   INDEMNIFICATION.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Investor and its partners, shareholders, officers, directors, members, managers, agents, brokers, and employees and each Person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the shareholders, officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement or any Prospectus or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading provided that the Company shall not be liable for any Losses the extent that such untrue statements or omissions are based upon information regarding the Investor furnished in writing to the Company by the Investor expressly for use therein, or to the extent that such information relates to the Investor or the Investor's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Investor expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Investor has approved Annex A hereto for this purpose).

(b) Indemnification by Investor. The Investor shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Company, its directors, officers, agents and employees, to the fullest extent permitted by

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applicable law, from and against all Losses, as incurred, arising out of or based upon: (x) such Investor's failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by the Investor to the Company specifically for inclusion in such Registration Statement or such Prospectus or to the extent that such untrue statements or omissions are based solely upon information regarding the Investor furnished in writing to the Company by the Investor expressly for use therein, or to the extent that such information relates to the Investor or the Investor's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Investor expressly for use in the Registration Statement (it being understood that the Investor has approved Annex A hereto for this purpose). In no event shall the liability of the Investor hereunder be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Registrable Securities giving rise to such indemnification obligation.

 (c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially prejudiced the Indemnifying Party. The Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the opinion of counsel to the Indemnified Party a conflict of interest between the Indemnified Party and the Indemnifying Party may exist in respect of such claim, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party to the Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that (i) if the Indemnified Party who is a defendant in any Proceeding which is also brought against the Indemnifying Party shall have concluded that there may be one or more legal defenses available to the Indemnified Party which are not available to the Indemnifying Party; or (ii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense (but with no more than one firm of counsel for all indemnified parties) and the Indemnifying Party shall be liable for any reasonable costs and expenses therefore.

        The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which the Indemnified Party is a party, unless such settlement

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includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such Proceeding. All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that the Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require the Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that the Indemnified Party is not entitled to indemnification hereunder).

SECTION 9. PIGGYBACK REGISTRATIONS. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to the Investor written notice of such determination and, if within fifteen days after receipt of such notice, the Investor shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities the Investor requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights.

SECTION 10. MISCELLANEOUS.

        (a) Remedies. In the event of a breach by the Company of any of its obligations under this Agreement, the Investor, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

        (b) Remedies Cumulative. The Put Right is the exclusive remedy for the Investor under this Agreement solely with respect to the failure of the Company to register the Purchased Shares as provided herein. Except for the foregoing exception, the remedies provided herein shall be cumulative and shall not preclude assertion by a party hereto of any other rights or the seeking of any other remedies against the other party hereto.

        (c) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

(d) Parties in Interest. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective legal representatives, successors and permitted assigns of the parties hereto whether so expressed or not.

(e) Notices. Any notice, demand, request or other communication required to be given pursuant to this Agreement shall be in writing, addressed respectively as follows:

If to the Investor, to:

Bio Partners LP
1 Meadow Drive
Lawrence, NY 11559
Attention: General Partner

with a copy to:

Gerald Padian, Esq.
Tashjian & Padian
15 West 36th Street, 15th floor
New York, New York 10018

If to the Corporation, to:

BioSpecifics Technologies Corp.
35 Wilbur St.
Lynbrook, New York 11563
Attn: Edwin H. Wegman

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004
Attn: Jeffrey Bagner, Esq.

All notices shall be given by personal delivery, nationally recognized overnight delivery service, such as Federal Express, or registered or certified mail, postage prepaid and return receipt requested. Any party hereto may from time to time change the address to which notices are to be sent, and the recipient of such notice, by giving the other party notice thereof. All notices given pursuant to this section shall be effective upon receipt by the party to whom such notice is directed.

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(f) No Waiver No failure to exercise and no delay in exercising any right, power or privilege granted under this Agreement shall operate as a waiver of such right, power or privilege. No single or partial exercise of any right, power or privilege granted under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(g) Amendments. This Agreement may be modified or amended only by a writing signed by the Company and by the Investor.

(h) Survival of Agreements, etc. All agreements, representations and warranties contained in this Agreement or made in writing by or on behalf of the Company or the Investor in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement, the Closing, and any investigation at any time made by or on behalf of any Investor. Notwithstanding the preceding sentence, however, all such representations (other than intentional misrepresentations) and warranties, but no such agreements, shall expire two years after the date of this Agreement.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the procedural and substantive laws of the State of New York without regard for its conflicts-of-laws rules. The Company agrees that it may be served with process in the State of New York and any action for breach of this Agreement prosecuted against it in the courts of that State.

(j) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one agreement.

(k) Assignment. This Agreement and the rights hereunder shall not be assignable or transferable by the Investor or the Company without the prior written consent of the other party hereto.

11

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          IN WITNESS WHEREOF, the parties have executed this Registration
Rights Agreement as of the date first written above.

                              BIOSPECIFICS TECHNOLOGIES CORP.,
                              a Delaware corporation

                              By

                                 Edwin H. Wegman, President

                              BIO PARTNERS LP,
                              a Delaware limited partnership

                              By: Bio Management, Inc.,
                                  a Delaware corporation,
                                  its general partner

                                  By:

                                      Jeffrey K. Vogel, President

                               12

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ANNEX A

PLAN OF DISTRIBUTION

The selling stockholder (and its permitted assigns, if any) may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- short sales
- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and
- any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions

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received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.